AMENDED AND RESTATED EXHIBIT P
to the
Investment Advisory Agreement

CHAUTAUQUA INTERNATIONAL GROWTH FUND

For all services rendered by the Advisor hereunder, the Corporation shall pay the Advisor, on behalf of the above-named Fund, and the Advisor agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.75% of the average daily net assets of the Fund. This fee shall be effective as of December 1, 2018.

The annual investment advisory fee shall be accrued daily at the rate of 1/365th of 0.75% applied to the daily net assets of the Fund. The advisory fee so accrued shall be paid by the Corporation to the Advisor monthly.

Executed as of this 1st day of December, 2018.

THE ADVISOR:

ROBERT W. BAIRD & CO. INCORPORATED

By: /s/ Reik Read_______________________
Reik Read, Managing Director

THE CORPORATION:

BAIRD FUNDS, INC.

By: /s/ Mary Ellen Stanek
Mary Ellen Stanek, President